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03007150

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Stina Resources Ltd

*CURRENT ADDRESS ____________________

PROCESSED

MAR 10 2003

THOMSON FINANCIAL

**FORMER NAME ____________________

**NEW ADDRESS ____________________

FILE NO. 82- 2062 FISCAL YEAR 9-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/5/03

82-2062

RECEIVED FEB 26 2003

STINA RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of STINA RESOURCES LTD. (the "Company") will be held on March 24, 2003 at 2100-1066 West Hastings, Vancouver, B.C. at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

ARIS 9-30-02

1. To receive and consider the Report of the Directors.
2. To receive and consider the audited financial statements of the Company for the period(s) ending September 30, 2002 together with the auditor's report thereon.
3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.
4. To elect directors to hold office until the next Annual General Meeting.
5. To approve the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.
6. To authorize:
   - (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;
   - (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% the issued shares;
   - (c) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;
   - (d) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).
7. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.
8. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority, if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 14th day of February, 2003.

BY ORDER OF THE BOARD OF DIRECTORS OF STINA RESOURCES LTD.

Per: *"Edward Gresko"*
Edward Gresko, Director

03 MAR -3 AM 7:21

STINA RESOURCES LTD.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT February 14, 2003.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual General Meeting (the "Meeting") of the members (shareholders) of STINA RESOURCES LTD. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each member having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each member is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

The persons named in the accompanying Proxy are representatives of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 830 - 625 HOWE STREET, VANCOUVER, B.C., V6C 3B8 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocations can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 2100-1066 West Hastings Street, Vancouver, B.C. V6E 3X2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or Senior Officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 6,819,967 common shares of the Company are presently issued and outstanding.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Name	Number of Shares	Percentage of Outstanding Shares
CDS*	2,272,920	33.3%
CEDE & Co.*	1,244,066	18.2%

*the beneficial holders of shares of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.

Management proposes to fix the number of directors of the Company at 3 and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name, Position and	Principal Occupation or Employment	Period a Director of the Company	Shares Beneficially Owned
Sidney Mann Director	Businessman	Since January 22, 1996	750,000 (escrow) 858,000 (indirect)
Edward Gresko Secretary & Director	Salesman	Since April 8, 1993	Nil
George Weinstein Director	Businessman	Since June 20, 2002	Nil

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada, except for Sidney Mann. Details of remuneration paid to the Company's executive officers are set out under the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of Edward Gresko, Charles M. Smith and Sidney Mann.

Advance notice of this meeting inviting nomination for directors of the Company as required by Section 111 of the Company Act, British Columbia, was published in the Vancouver Province Newspaper on January 24, 2003 and delivered to the British Columbia Securities Commission and the TSX Venture Exchange.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Sidney Mann	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
"	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
"	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (# common shares)	% of Total Options Granted to Employees in Financial Year	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Sidney Mann	Nil	Nil	Nil	Nil	Nil

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Sidney Mann	Nil	Nil	Nil	Nil

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements attached hereto.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants of Vancouver, British Columbia, as Auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1. Stock Option Plan and Incentive Stock Options

The Company's Management has recommended that the Company adopt the Stock Option Plan containing among other things, provisions consistent with the current policies of the Exchange. At the Meeting, members will be asked to approve the Stock Option Plan. The Stock Option Plan is also subject to Exchange approval.

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a "Rolling Plan". Provided that disinterested shareholder approval has been obtained, it shall be permissible under the Rolling Plan to grant to insiders, within a 12 month period, a number of options exceeding 10% the issued shares (the "Additional Options").

By approving the Stock Option Plan, members will have granted the Board of Directors authority to convert the Stock Option Plan from a Rolling Plan to a Fixed Plan and to make any other changes which are necessary to obtain regulatory approval.

In the Fixed Plan:

a. the number of common shares reserved under the Fixed Plan shall equal *** determined as 20% of the number of shares outstanding as of the date of this Circular.

b. the Additional Options shall be deemed to have been approved for the Fixed Plan and provided that disinterested shareholder approval has been obtained, it shall be permissible for the Company to:

   (i) reserve for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;

   (ii) issue a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange),

c. the common shares issued upon exercise of options granted subsequent to the date of conversion of the Plan to the Fixed Plan shall be subject to the following vesting provisions:

   i. 15% of the options granted under the Fixed Plan will vest upon approval by the TSX Venture Exchange;
   ii. 15% of the options granted under the Fixed Plan will vest every 3 months following approval by the TSX Venture Exchange for a period of 18 months; and
   iii. 10% of the options granted under the Fixed Plan will vest at the end of the 18 month period.

Whether granted under the Rolling Plan or Fixed Plan:

a. the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and

b. any amendment to the Stock Option Plan will also be subject to the approval of the Exchange.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the members approve the Stock Option Plan.

OTHER MATERIAL FACTS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 14th day of February, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: *"Edward Gresko"*
Edward Gresko, Director

STINA RESOURCES LTD.

DIRECTORS' CONSENT RESOLUTIONS

The following resolutions are hereby consented to in writing by the undersigned being all the directors of STINA RESOURCES LTD. (the "Company") as of February 11, 2003.

Annual General Meeting

BE IT RESOLVED THAT:

1. The record date entitling members of the Company to receive notice of and to vote their shares at the Annual General Meeting of the Company scheduled to be held on March 24, 2003 (the "Annual General Meeting") be determined as February 11, 2003.

2. The Notice, Information Circular and Proxy in the form presented to the directors for the Annual General Meeting (collectively, the "Proxy Materials") be approved for mailing to the shareholders of the Company;

3. Proxies to be used at the Annual General Meeting be deposited at the offices of the Company at any time up to 48 hours prior to the date of the Meeting at the offices designated in the Proxy Materials (excluding Saturdays, Sundays and holidays) or with the Chairman of the Meeting prior to commencement of the Annual General Meeting.

These resolutions may be signed by the directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date set forth above, and any facsimile signature shall be taken as an original.

Sidney Mann

George Weinstein

Edward Gresko

STINA RESOURCES LTD.

AUDIT COMMITTEE RESOLUTIONS

The following resolution is hereby consented to in writing by the undersigned being all the members of the audit committee of STINA RESOURCES LTD. (the "Company") as of February 17, 2003.

WHEREAS pursuant to Section 187(4) of the Company Act, British Columbia, the financial statements for the fiscal period(s) ended September 30, 2002 were submitted to the audit committee for approval.

BE IT RESOLVED THAT the members of the audit committee recommend that the financial statements of the Company made up to the fiscal period(s) ended September 30, 2002, together with the report of the auditor thereon be submitted to the directors of the Company for their consideration and approval.

This resolution may be signed by the members of the audit committee of the Company in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date set forth above, and any facsimile signature shall be taken as an original.

Sidney Mann

George Weinstein

Edward Gresko

STINA RESOURCES LTD.

DIRECTORS' CONSENT RESOLUTIONS

The following resolutions are hereby consented to in writing by the undersigned being all the directors of STINA RESOURCES LTD. (the "Company") as of February 11, 2003.

WHEREAS the members of the audit committee have recommended approval of the audited financial statements of the Company for the fiscal period(s) ended September 30, 2002 and submitted same together with the auditors report thereon to the directors for their consideration and approval.

BE IT RESOLVED THAT:

1. The Company accept the recommendations of the audit committee and approve the audited financial statements for the period(s) ended September 30, 2002 along with the auditors report thereon;

2. Any two directors of the Company be and they are hereby authorized to sign the said financial statements on behalf of the board of directors;

These resolutions may be signed by the directors of the Company in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date set forth above, and any facsimile signature shall be taken as an original.

Sidney Mann

George Weinstein

Edward Gresko

STINA RESOURCES LTD.

DIRECTORS' CONSENT RESOLUTIONS

The following resolution is hereby consented to in writing by the undersigned being all the directors of STINA RESOURCES LTD. (the "Company") as of March 24, 2003.

RESOLVED THAT pursuant to Section 187 of the Company Act, British Columbia, Edward Gresko, George Weinstein and Sidney Mann be and are hereby appointed to the audit committee for the Company to hold such office until the close of the next annual general meeting.

This resolution may be signed by the directors of the Company in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date set forth above, and any facsimile signature shall be taken as an original.

Sidney Mann

George Weinstein

Edward Gresko

STINA RESOURCES LTD.

DIRECTORS' CONSENT RESOLUTIONS

The following resolutions are hereby consented to in writing by the undersigned being all the directors of STINA RESOURCES LTD. (the "Company") as of March 24, 2003.

BE IT RESOLVED THAT the following persons be hereby appointed to the offices opposite their respective names below to hold such office for the ensuing year until a successor is elected or appointed by the directors:

President - Edward Gresko

Secretary - Jim Wall

These resolutions may be signed by the directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date set forth above, and any facsimile signature shall be taken as an original.

Sidney Mann

George Weinstein

Edward Gresko

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   - (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   - (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   - (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   - (d) The discussion must be factual, balanced and non-promotional.
   - (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   - (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   - (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   - (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   - (d) material write-off or write-down of assets;
   - (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   - (f) material contracts or commitments;
   - (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   - (h) material terms of any existing third party investor relations arrangements or contracts including:
     - i. the name of the person;
     - ii. the amount paid during the reporting period; and
     - iii. the services provided during the reporting period;
   - (i) legal proceedings;
   - (j) contingent liabilities;
   - (k) default under debt or other contractual obligations;
   - (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   - (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   - (n) management changes; or
   - (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   - (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   - (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Stina Resources Ltd.		Sept. 30, 2002	03/02/14
ISSUER ADDRESS			
Ste 13 - 465 King St. East			
CITY / PROVINCE / POSTAL CODE		ISSUER FAX NO.	ISSUER TELEPHONE NO.
Toronto, ON M5A 1L6		(416) 368-2635	(416) 368-2271
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Edward Gresko	President		(416) 368-2271
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Edward Gresko	
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Sidney Mann	

FIN 51-901F (Rev.

STINA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2002 AND 2001

DALE MATHESON CARR-HILTON
CHARTERED ACCOUNTANTS

Partnership of:

James F Carr-Hilton, Ltd. Peter J Donaldson, Inc. Fraser G. Ross, Ltd.
Robert J Burkart, Inc. Alvin F Dale, Ltd. Robert J Matheson, Inc.

AUDITORS' REPORT

To the Shareholders of
Stina Resources Ltd.

We have examined the consolidated balance sheets of **Stina Resources Ltd.** as at September 30, 2002 and 2001 and the consolidated statements of deficit, operations and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver B.C.
February 13, 2003

Dale Matheson Carr-Hilton
CHARTERED ACCOUNTANTS

A MEMBER OF MGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS
Vancouver Office: Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687-4747 • Fax: 604 687-4216 • E-mail: dmc@dmch.com
Surrey Office: Suite 303-7337-137th Street, Surrey, B.C., Canada V3W 1A4, Tel: 604 572 4586 • Fax: 604 572 4587 • E-mail: dmc@dmch.com

STINA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2002 AND 2001

	2002 $	2001 $
ASSETS		
CURRENT ASSETS		
Cash	-	1,094
Accounts receivable	6,891	3,017
Inventories **(Note 3)**	11,446	10,996
	18,337	15,107
CAPITAL ASSETS (Note 4)	1,402	1,753
OTHER		
Incorporation costs	804	804
	20,543	17,664
LIABILITIES		
CURRENT LIABILITIES		
Bank Indebtedness	1,249	-
Accounts payable	66,020	51,982
Due to related party **(Note 8)**	7,788	5,645
	75,057	57,627
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL (Note 5)	2,347,404	2,309,404
DEFICIT	(2,401,918)	(2,349,367)
	(54,514)	(39,963)
	20,543	17,664

APPROVED ON BEHALF OF THE BOARD

Edward [signature] Director

[signature] Director

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002 $	2001 $
BALANCE, beginning of year	(2,349,367)	(2,339,384)
NET LOSS	(52,551)	(9,983)
BALANCE, end of year	(2,401,918)	(2,349,367)

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002 $	2001 $
SALES	143,333	160,943
COST OF GOODS SOLD (Schedule 1)	31,495	30,357
GROSS PROFIT	111,838	130,586
EXPENSES		
Operating expenses **(Schedule 2)**	105,764	83,635
Administration expenses **(Schedule 3)**	58,625	75,434
	164,389	159,069
NET LOSS BEFORE OTHER ITEM	(52,551)	(28,483)
OTHER ITEM		
Recovery from write-off of prior accounts payable	-	18,500
NET LOSS	(52,551)	(9,983)
LOSS PER SHARE	(0.008)	(0.002)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	6,482,652	6,439,967

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002 $	2001 $
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES		
Net loss	(52,551)	(9,983)
Add non-cash item:		
Amortization	351	438
Recovery from write-off of accounts payable	-	(18,500)
	(52,200)	(28,045)
Net changes in other non-cash operating accounts		
Accounts receivable	(3,874)	4,142
Inventories	(450)	4,458
Accounts payable	14,038	10,046
	(42,486)	(9,399)
FINANCING ACTIVITIES		
Issuance of share capital	38,000	-
Due to related party	2,143	5,645
	40,143	5,645
(DECREASE) INCREASE IN CASH	(2,343)	(3,754)
CASH, beginning of year	1,094	4,848
CASH, end of year	(1,249)	1,094

- See Accompanying Notes -

Schedule 1

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD

YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002 $	2001 $
OPENING INVENTORY	10,996	15,454
ADD:		
Purchases	4,922	5,563
Cleaning and grinding	-	-
Packaging	26,853	17,083
Duty, freight and brokerage	170	3,253
	31,945	25,899
	42,941	41,353
LESS ENDING INVENTORY	(11,446)	(10,996)
COST OF GOODS SOLD	31,495	30,357

Schedule 2

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF OPERATING EXPENSES

NORTHERN SEA'S DIVISION

YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002 $	2001 $
Advertising and promotion	11,700	2,354
Office	3,291	3,426
Rent	17,350	18,553
Telephone	6,188	5,454
Travel, and accommodation	11,151	
Wages, commissions and contract services	44,913	46,254
Shipping and postage	11,171	7,594
	105,764	83,635

- See Accompanying Notes -

Schedule 3

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF ADMINISTRATIVE EXPENSES

YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002 $	2001 $
Accounting, audit and legal	10,097	13,495
Amortization	351	438
Bad debt expense	(4,355)	2,009
Bank charges and interest	2,488	2,192
Consulting fees	32,738	40,963
Resource property evaluation	2,673	-
Office and sundry	(976)	1,704
Regulatory fees and shareholder mailings	2,144	2,120
Rent	8,400	8,400
Transfer Agent	5,065	4,113
	58,625	75,434

- See Accompanying Notes -

1. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

The Company has experienced continued operating losses and has a working capital deficiency of $56,720. These statements have been prepared on the going concern assumption, which contemplates that the company will be able to realize the carrying value of its assets and discharge its liabilities in the normal course of business.

Should the company be unable to continue as a going concern, adjustments to asset carrying values may be required.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Capital Assets

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

The company periodically reviews the carrying value of capital assets for impairment. Should management determine the carrying value of an asset or group of assets is impaired, an impairment charge is recorded in the period so determined.

b) Income taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted and estimated tax rates and laws that will be in effect when the differences are expected to reverse.

The fundamental principle of "future income taxes" is that an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. An extension of this fundamental principle is that in the case of unused tax losses, income tax reductions and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

The Company has available losses for income tax purposes. As the likelihood of future profit has not been established, no future income tax benefit has been recognized in these consolidated financial statements. **(See Note 7).**

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

c) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

d) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

e) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

f) Consolidation

These financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

g) Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

h) Risk management

Credit and foreign currency risks are managed by policies developed by the board of directors.

The Company is not exposed to significant risks outside the normal scope of its operations.

i) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

j) Stock based compensation

The Company has not recorded stock based compensation in the current year. New accounting guidelines under CICA Handbook section 3870 became effective for years commencing on or after January 1, 2002 which will require the Company to disclose and record in future years, the fair value of stock based compensation and share issue rights.

k) Revenue recognition

Revenue from product sales is recorded upon product shipment.

l) Loss per share

The Company adopted the new Canadian GAAP standard for calculating earnings per share as recommended by the Canadian Institute of Chartered Accountants. The new standard requires the use of the treasury stock method for computing diluted earnings per share, which assumes that any proceeds obtained upon exercise of operations, would be used to purchase common shares at average market price during the period. The adoption of this method did not have an impact on the historical loss per share. Loss per share is calculated using the weighted average number of shares outstanding during the year.

3. INVENTORIES

	2002 $	2001 $
Inventories consist of:		
Raw materials	1,709	3,711
Finished goods	9,737	7,285
	11,446	10,996

4. CAPITAL ASSETS

	2002 $			2001 $
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,498	681	851
Laboratory equipment	4,270	3,549	721	902
	7,449	6,047	1,402	1,753

5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued	2002 Number of Shares	2002 Amount $	2001 Number of Shares	2001 Amount $
Balance, beginning of year	6,439,967	2,309,404	6,439,967	2,309,404
Issued during year	380,000	38,000	-	-
Balance, end of year	6,819,967	2,347,404	6,439,967	2,309,404

During August 2002, the Company completed a private placement of 380,000 units at a price of $0.10 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.10 per share up to Aug 2, 2004. The shares issued and shares issued upon exercise of the warrants are subject to a one year hold period expiring August 21, 2003.

b) Shares in escrow

750,000 shares (2001 - 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

Share purchase warrants

The following share purchase warrants were outstanding at September 30, 2002:

	Number of shares	Weighted average exercise price - $ -	Weighted average life remaining (years)
Balance at September 30, 2001	0	n/a	n/a
Granted **(Note 5(a))**	380,000	0.10	2
Balance at September 30, 2002	380,000	0.10	2

6. RELATED PARTY TRANSACTIONS

During the year, the Company paid premises rent in the amount of $8,400 (2001 - $8,400) to a company with common directors. The rent is payable on a month to month tenancy.

During the year sales commissions included in wages, commissions and contract services expense totalling $24,000 were paid to a director of the Company (2001 - $24,000) for product sales.

During the year, the Company incurred fees in the amount of $32,737 (2001 - $38,525) to a company owned by an officer of the Company for administrative services performed on behalf of the Company.

During the year expenses totalling $38,403 were reimbursed to a company controlled by a director for direct expenses incurred for travel, accommodation, trade shows and marketing in relation to new product activity.

Related party transactions have been recorded at their dollar exchange amount.

7. INCOME TAXES

The company has available consolidated losses of approximately $397,500 which may be carried forward to apply against future income for tax purposes. The possible future benefit to the company of utilizing these losses has not been recognized in these financial statements. The losses expire as follows:

Available to	Amount $
2003	170,000
2004	97,000
2005	23,000
2006	39,000
2007	6,000
2008	9,500
2009	53,000
	397,500

During the current year, $336,000 in losses expired.

	2002 $	2001 $
Potential future income tax assets		
Non-capital losses carried forward	397,500	680,500
Tax value of capital assets in excess of B.V.	4,026	3,675
	401,526	684,175
Potential tax recovery at 39% (2001 – 44%)	156,595	301,037
Net potential future income tax asset	156,595	301,037
Valuation allowance – 100%	(156,595)	(301,037)
	-	-

The conditions required to recognize potential future tax assets based on establishment of likely future profitability have not been met. Accordingly a 100% valuation allowance has been applied.

8. DUE TO RELATED PARTY

The amount due to related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________ **Schedule A**
___x___ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **SEPTEMBER 30, 2002**

DATE OF REPORT: **FEBRUARY 17, 2003**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**"EDWARD GRESKO"**	**03/02/17**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	**"SYDNEY MANN"**	**03/02/17**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.

QUARTERLY REPORT

SEPTEMBER 30, 2002

SCHEDULE A: FINANCIAL INFORMATION

See Financial statements

STINA RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3)

2. See Financial Statements (Note 6)

3. a) See Financial Statements (Note 5)

   b) See Financial Statements (Note 5)

4. a) See Financial Statements (Note 5)

   b) See Financial Statements (Note 5)

   c) See Financial Statements (Note 5)

   d) 750,000 shares held in escrow

5. List of Directors

   Mr. Edward Gresko, President/ Director
   Mr. Sidney Mann, Director
   Mr. George Weinstein, Director
   Mr. Jim Wall, Secretary

STINA RESOURCES LTD.
QUARTERLY REPORT

SEPTEMBER 30, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending September 30, 2002 with the officers of the company, the auditors, and themselves respectively. The company is engaged in the alternative health food manufacturing and wholesaling business and maintains a product line of natural food supplements sold in Canada, the United States and internationally under the brand name Northern Seas Products.

   The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, as well as research conducted on affected diseases including arthritis, cancer, and other ongoing health problems. Primarily the company markets on a distributor and wholesale basis to health stores, health facilities, pet food stores and zoos. The company also produces educational and promotional literature to provide consumers in aiding them in their use of the products. Information and ordering is also available at the company website. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

   The company manufactures under it's manufacturing division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage based capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfates, and other natural herbal ingredients.

   During the past year the company's product Pet Wonder has become its best selling product. Completely natural, Pet Wonder provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. During the spring of 2002, the company conducted extensive marketing targeting Canadian and US pet stores and zoo managers, including surveys, sales trips and the development of POS materials.

   Over the past several years the company has seen a strong increase in its equine products market. Under the Northern Seas brand name Sea Horse, the company produces natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy and coat development..

The overall sales of the company have decreased marginally comparative to last year's results and it is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing products has a slower growth than at the time they were introduced.

Some material variances have occurred in the expenditures of the Northern Seas division from 2001. Advertising and Promotional expenses have increased $9346 over 2001, primarily due to the increased promotional efforts in marketing both Pet Wonder and Super Sea Horse. This included trade shows, increased print ads, point-of sale materials, and educational literature. Travel expenses have increased by $11,151 over the past year, again attributed to the development of Pet Wonder. A sales representative made a series of sales trips introducing Pet Wonder to both Canadian and west coast US markets. These efforts were absent over the past several years, and results have been noticeable in increased sales of Pet Wonder to targeted customers in those areas addressed. Funds were advanced to the company by a shareholder to enable this marketing campaign, of which have been disclosed in these statements and have been repaid.

Shipping and postage expenses have increased by $3,755, mainly due to increases in shipping costs and the requirement to move larger quantities between offices in inter-office transfers.

Changes in administrative expenses include the following notes. The company realized a $4,355 gain in recovered bad debt expense. Consulting fee expenses were decreased by $8,225, due to a reduction in contracted services in recognition of cash flow shortages.

The company's liquidity will depend upon it's ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Over the past several years additional financing has not be required, however in August of 2002 the company completed a private placement of 380,000 shares at a price of $0.10 per share for proceeds of $38,000 which as used to pay a debt for services rendered in developing the Pet Wonder and Super Sea Horse markets in Canada and the US. (See also above and Financial Statements - Note 5) It is expected that future financings may become necessary to further develop markets and thus increase sales.

2. See above financial statements (Note 1)

3. a) See financial statements (Schedules 1 - 3)

   b) Not applicable

   c) Not applicable

   d) See financial statements (Note 4)

   e) See financial statements (Note 6)

f) See financial statements (Note 6)

g) Not applicable

h) See financial statements (Note 6)

i) The company is not currently engaged in any legal proceedings

j) See financial statements (Notes 6 & 8)

k) Not applicable

l) Not applicable

m) Not applicable

n) Not applicable

o) No special resolutions have been passed by the company directors during the year.

4. Subsequent Events

Subsequent to year-end, the company continues to develop the Pet Wonder and Sea Horse product markets, in addition to maintaining its traditional health food product line. The company also continues to explore other possible ventures in the pet and human health food industries

No new management agreements have been entered into during the subsequent period.

5. a) Not applicable

b) Not applicable

6. The Company has experienced an operating loss of $52,551 at the year-end 2002, compared with $28,483 at year-end 2001. The company experienced a working capital deficiency of $56,720, compared with $42,520 in 2001. Both the increased operating loss and working capital deficiency resulted from a reduction in sales of 11% from 2001. In addition, the company experienced a Recovery from write-off of a prior accounts payable in 2001 which reduced the operating loss by $18,500 in 2001. Sales are expected to remain consistent during the current year, and the addition of new products may be required to substantially raise gross revenue substantially. Therefore, the company is exploring the development of new products

for the human natural foods line. Production costs are also expected to remain consistent, if not rise marginally in the upcoming year.

The company, in recognition that over the course of several years Northern Seas has experienced decreasing product sales in a changing industry, is exploring other business opportunities, particularly in the resource based industries. Northern Seas has provided some working capital to maintain basic business operations for Stina, but a greater scope for the future stability of the company is required. It is recognized that a move away from the health food industry may be required to raise further capital and solidify the company's financial position. Initial investigation of these avenues is underway on a preliminary basis.

The Company's ability to continue as a going concern and it realizes that the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations. (See also financial statements notes)

SUPPLEMENTAL MAILING LIST
RETURN CARD

TO: **SHAREHOLDERS OF STINA RESOURCES LTD.**

If you wish to be included in the supplemental mailing list for STINA RESOURCES LTD. (the "Company") in order to receive its interim financial statements, please complete and return this card to:

PACIFIC CORPORATE TRUST COMPANY, 830 - 625 HOWE STREET, VANCOUVER, B.C., V6C 3B8
Attention: Stock Transfer Department

TO: STINA RESOURCES LTD.

The undersigned certifies that he/she/it is the owner of securities of the Company and requests to be placed on the Company's supplemental mailing list in order to receive its interim financial statements.

DATED: ________

____
Signature

____
Name - please print

____
Address

____

____
Name and title of person signing if different from name above.

(d) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

VOTE FOR ___ AGAINST ___

6. Approve such other business as may properly come before the meeting as the proxyholder, in his sole discretion, may see fit.

VOTE FOR ___ AGAINST ___

The shares represented by this proxy may be voted on the above items by marking an "X" in the space provided for that purpose.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN. DATED and SIGNED this ___ day of _________, 2003.
SIGN HERE: _______________
Name and Address: _________________________________
Number of Shares: _______________
THIS PROXY IS NOT VALID UNLESS IT IS SIGNED AND DATED.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY POLL REQUESTED BY A SHAREHOLDER OR PROXYHOLDER (PROVIDED THE INSTRUCTIONS ARE CERTAIN) OR REQUIRED BY VIRTUE OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY BEING REPRESENTED BY PROXIES AT THE MEETING THAT ARE TO BE VOTED AGAINST A MATTER. *IF THE SHAREHOLDER OR AN* INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS HEREIN BY MARKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE, THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE. **IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.**

2. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

3. This Proxy will not be valid unless it is dated and signed by the shareholder, by his attorney authorized in writing or by the intermediary. In the case of a corporation, this Proxy must be signed under its corporate seal or signed by a duly authorized officer or attorney of the company.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's Registrar and Transfer Agent, PACIFIC CORPORATE TRUST COMPANY, 830 - 625 HOWE STREET, VANCOUVER, B.C., V6C 3B8, at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and Holidays), or with the Chairman of the Meeting prior to commencement of the meeting.

5. This proxy is solicited by management of the Company.

Your name and address are shown as registered - please notify the Company of any change in your address.

STINA RESOURCES LTD.
PROXY

FOR THE ANNUAL GENERAL MEETING
TO BE HELD ON March 24, 2003.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY.

The undersigned member of STINA RESOURCES LTD. (the "Company") hereby appoints Edward Gresko, a director of the Company, or failing him Jim Wall, an officer of the Company, or instead of the foregoing ____________ as proxyholder to attend the Annual General Meeting of the Company to be held on March 24, 2003 at 2100-1066 West Hastings, Vancouver, B.C. at the hour of 10:00 a.m. (Vancouver time) and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below:

SECURITIES & EXCHANGE COMMISSION
450-5TH STREET NW
WASHINGTON DC EX # 82-2062 DC 20549
USA

000000001923

RESOLUTIONS:

1. Appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants of Vancouver, British Columbia, as auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor.

   VOTE FOR __ VOTE WITHHELD __

2. Fixing the number of directors at 3.

   VOTE FOR __ AGAINST __

3. Election of the following persons to the board of directors of the Company.

Edward Gresko	VOTE FOR __	WITHHOLD__
Charles M. Smith	VOTE FOR __	WITHHOLD__
Sidney A. Mann	VOTE FOR __	WITHHOLD__

4. Approval of the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

   VOTE FOR __ AGAINST __

5. Authorize:

   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;

   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% the issued shares;

   (c) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;